UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

IHEARTMEDIA, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45174J509

(CUSIP Number)

Renee L. Wilm

Chief Legal Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 45174J509

1.	Names of Reporting Persons Liberty Media Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,980,248 (1) (2)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 6,980,248 (1) (2)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,980,248 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (3)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 6,545,350 shares of Class B common stock convertible into shares of Class A common stock and (ii) 434,898 special warrants to purchase shares of Class A common stock, in each case, exercisable in the next 60 days. The Reporting Person has submitted materials electing to convert all of its shares of Class B common stock to shares of Class A common stock, but the final conversion has not been confirmed by the Issuer’s transfer agent.

(2) Sole voting power and dispositive power of such shares is held indirectly through control of a wholly-owned subsidiary of Liberty Media Corporation.

(3) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock outstanding as of November 5, 2020 was 63,528,132, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 9, 2020 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

IHEARTMEDIA, INC.

Item 1.  Security and Issuer

Liberty Media Corporation (the “Reporting Person”) is filing this statement on Schedule 13D (this “Statement”) with respect to the shares of Class A common stock, par value $.001 per share (the “Class A Common Stock”), of iHeartMedia, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20880 Stone Oak Parkway, San Antonio, Texas 78258.

The Reporting Person is filing this Statement to report its acquisition of beneficial ownership, on November 5, 2020, of 6,980,248 shares of Class A Common Stock pursuant to the Reporting Person’s right (i) to convert 6,545,350 shares of the Issuer’s Class B common stock, par value $.001 per share (the “Class B Common Stock”), and (ii) to exercise 434,898 Special Warrants for an equal number of shares of Class A Common Stock, in each case, following the issuance of a declaratory ruling by the Federal Communications Commission (“FCC”) consenting to the Issuer exceeding the 25% foreign ownership and voting benchmarks that apply to the Issuer as discussed further below.

Item 2.  Identity and Background

(a) - (c)

The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112. The Reporting Person is a Delaware corporation, whose principal business is operating and owning a broad range of media, communications and entertainment businesses and investments.

(d) - (f)

Schedule 1 attached to this Statement and incorporated herein by reference, provides the required information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 is incorporated herein by reference.

Item 4.  Purpose of Transaction

From November 2017 through February 2018, the Reporting Person purchased a total of $660 million principal amount of the bonds of the Issuer’s subsidiary iHeartCommunications, Inc. (“iHeartCommunications”) for an aggregate purchase price of $490 million in open market transactions. The Reporting Person made such purchases for investment purposes using its working capital.

As described in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2020 (the “Issuer’s 2019 10-K”), on March 14, 2018, the Issuer and certain of the Issuer’s direct and indirect domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). On January 22, 2019, the Debtors’ plan of reorganization was confirmed by the Bankruptcy Court. On May 1, 2019, the conditions to the effectiveness of the plan of reorganization were satisfied and the Issuer emerged from Chapter 11 through a series of transactions (the “Reorganization”) through which iHeartCommunications’ debt was reduced and a global compromise and settlement among holders of claims (“Claimholders”), including the Reporting Person, in connection with the Chapter 11 Cases was effected. The compromise and settlement involved, among others, the Issuer’s issuance of new Class A Common Stock, new Class B Common Stock and special warrants to purchase shares of new Class A Common Stock and Class B Common Stock (“Special Warrants”) to Claimholders, subject to ownership restrictions imposed by the Federal Communications Commission (the “FCC”). As a result of the Reorganization, the Reporting Person acquired 6,545,350 shares of Class B Common Stock and 434,898 Special Warrants.

As described in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 9, 2020, on July 25, 2019, the Issuer filed a petition for declaratory ruling (the “PDR”) to increase permissible limits of foreign ownership with the FCC, which would facilitate conversion of the Special Warrants. The FCC requested public comment on the PDR, which comment period closed on March 26, 2020.  The FCC subsequently referred the PDR to an interagency federal government group for national security, law enforcement, and public safety issues known then as Team Telecom.  On June 29, 2020, Team Telecom indicated its consent to the grant by the FCC of the PDR. On November 5, 2020, the FCC issued a declaratory ruling granting the PDR (the “FCC Approval”), which consents to the Issuer exceeding the 25% foreign ownership and voting benchmarks that apply to the Issuer, up to and including 100% foreign ownership, subject to a requirement that the Issuer obtain the FCC’s approval for any new foreign individual, entity, or group of such individuals or entities to hold, directly and/or indirectly, more than 5% (or more than 10% for certain institutional investors) of the equity and/or voting interests, or a controlling interest, in the Issuer. As a result of the FCC Approval, the Reporting person is entitled to convert any or all shares of Class B Common Stock it holds into shares of Class A Common Stock and to exercise any or all Special Warrants it holds for shares of Class A Common Stock.

Class B Common Stock

As described in the Issuer’s 2019 10-K, holders of Class B Common Stock are generally entitled to convert their shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis, subject to the Issuer’s ability to restrict conversion in order to comply with or avoid certain restrictions under the Communications Act of 1934, as amended (the “Communications Act”) and FCC regulations. Shares of Class B Common Stock are generally not entitled to vote, subject to certain exceptions.

The Reporting Person has submitted materials electing to convert all of its shares of Class B Common Stock to shares of Class A Common Stock, but the final conversion has not been confirmed by the Issuer’s transfer agent. The Reporting Person currently intends to hold the resulting shares of Class A Common Stock for investment purposes.

Special Warrants

Each Special Warrant issued to the Reporting Person in connection with the Reorganization entitles the Reporting Person to purchase one share of the Issuer’s Class A Common Stock or Class B Common Stock at an exercise price of $0.001 per share, unless the Issuer in its sole discretion believes such exercise would, alone or in combination with any other existing or proposed ownership of common stock, result in, subject to certain exceptions, (a) such exercising holder owning more than 4.99 percent of the Issuer’s outstanding Class A Common Stock, (b) more than 22.5 percent of the Issuer’s capital stock or voting interests being owned directly or indirectly by foreign individuals or entities, (c) the Issuer exceeding any foreign ownership threshold set by the FCC pursuant to a declaratory ruling or specific approval requirement or (d) the Issuer violating any provision of the Communications Act or restrictions on ownership or transfer imposed by the Issuer’s certificate of incorporation or the decisions, rules and policies of the FCC (the “FCC Conditions”). Any holder exercising Special Warrants must complete and timely deliver to the warrant agent the required exercise forms and certifications required under the special warrant agreement.

Following receipt of the FCC Approval, the Issuer has commenced an exchange offer to exchange all the outstanding Special Warrants for shares of Class A Common Stock or Class B Common Stock (at the election of the Special Warrant holder and subject to satisfaction of the FCC Conditions) at an exchange of one share of Common Stock per outstanding Special Warrant (subject to adjustment for stock splits, stock dividends, recapitalizations and similar events) (the “Exchange Offer”). To participate in the Exchange Offer, holders of outstanding Special Warrants must submit Election and Certification forms (“Exchange Forms”). Holders that submit their Exchange Forms by the relevant deadline will have their Special Warrants exchanged on January 8, 2021, subject to the Issuer’s review of the Exchange Forms to ensure compliance with the PDR, the Communications Act and the FCC’s rules.

The Reporting Person plans to participate in the Exchange Offer and exchange all of its 434,898 Special Warrants for shares of Class A Common Stock. The Reporting Person currently intends to hold the resulting shares of Class A Common Stock for investment purposes.

The Special Warrants will expire on the earlier of the twentieth anniversary of the issuance date and the occurrence of a change in control of the Issuer.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or would result in:

(a)            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)            A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)            Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)            Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)            Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)            A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the prior paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 6,980,248 shares of Class A Common Stock, including (i) 6,545,350 shares of Class B Common Stock convertible into shares of Class A Common Stock and (ii) 434,898 Special Warrants to purchase shares of Class A Common Stock, in each case, within the next 60 days. The 6,980,248 shares of Class A Common Stock constitute approximately 9.9% of the outstanding shares of Class A Common Stock, based on 63,528,132 shares of Class A Common Stock outstanding as of November 5, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on November 9, 2020, and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b) The Reporting Person has the sole power to vote or to direct the voting of 6,980,248 shares of Class A Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Class A Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

7(a)	Warrant Agreement, dated as of May 1, 2019, by and between iHeartMedia, Inc. and Computershare, Inc. and Computershare Trust Company, N.A., as warrant agent (incorporated by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K filed on May 2, 2019).

7(b)	Assistant Secretary’s Certificate of Liberty Media Corporation.*

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 2020	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Senior Vice President

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation (“Liberty”) is set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty; Managing Director of Hilltop Investments, LLC

Brian M. Deevy	Director of Liberty

M. Ian G. Gilchrist	Director of Liberty; President of Trine Acquisition Corp.

Evan D. Malone	Director of Liberty; President of NextFab Studio, LLC and Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty

Brian J. Wendling	Chief Accounting Officer and Principal Financial Officer of Liberty

Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty

Renee L. Wilm	Chief Legal Officer of Liberty